UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB
Approval
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Certificate of Accounting of Securities and  OMB Number:
3235-0360
Similar Investments in the Custody           Expires:
April 20, 2012
of Management Investment Companies           Estimate average
burden hours
                                               per response .
.. . . . 2.00
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    ----------------
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1. Investment Company Act File Number:        Date
examination completed:

811-03364                                 August 7, 2009

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2. State Identification Number:

AL             AK             AZ             AR
CA           CO X
CT             DE             DC             FL
GA           HI
ID             IL             IN             IA
KS           KY
LA             ME             MD             MA
MI           MN
MS             MO             MT             NE
NV           NH
NJ             NM             NY             NC
ND           OH
OK             OR             PA             RI
SC           SD
TN             TX             UT             VT
VA           WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in
registration statement:

Maxim Series Fund, Inc.
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4. Address of principal executive office
(number,street,city,state,zip code):

8518 E. Orchard Road, Greenwood Village, Colorado 80111




August 7, 2009

United States Securities and Exchange Commission
Office of Applications and Report Services
450 Fifth Street, N.W.
Washington, DC 20549

Dear Sirs:

Enclosed is one copy of Form N-17f-2 and our related report, dated August 7, 2009, on our examination of the investment portfolio of the following portfolios of the Maxim Series Fund, Inc. as of the close of business on April 30, 2009. Maxim Aggressive Profile I Portfolio
Maxim Conservative Profile I Portfolio
Maxim Moderate Profile I Portfolio
Maxim Moderately Aggressive Profile I Portfolio
Maxim Moderately Conservative Profile I Portfolio
Maxim Aggressive Profile II Portfolio
Maxim Conservative Profile II Portfolio
Maxim Moderate Profile II Portfolio
Maxim Moderately Aggressive Profile II Portfolio
Maxim Moderately Conservative Profile II Portfolio

Very truly yours,

Michele M. Hansen
Partner




MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940
We, as members of management of the Aggressive Profile I, Conservative Profile I, Moderate Profile I, Moderately Aggressive Profile I, Moderately Conservative Profile I, Aggressive Profile II, Conservative Profile II, Moderate Profile II, Moderately Aggressive Profile II, and Moderately Conservative Profile II Portfolios (the "Portfolios") of the Maxim Series Fund, Inc. (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 30, 2009 and from December 31, 2008 (the date of our last examination) through April 30, 2009. Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2009, and from December 31, 2008 (the date of our last examination) through April 30, 2009, with respect to securities reflected in the investment accounts of the Fund. Maxim Series Fund, Inc.
By:

______________________________
Mitchell Graye
President

______________________________
Mary Maiers
Treasurer

July 17, 2009





REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of the Maxim Series Fund, Inc.:
We have examined management's assertion included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940 that the Aggressive Profile I, Conservative Profile I, Moderate Profile I, Moderately Aggressive Profile I, Moderately Conservative Profile I, Aggressive Profile II, Conservative Profile II, Moderate Profile II, Moderately Aggressive
Profile II, and Moderately Conservative Profile II Portfolios (the "Portfolios") of the Maxim Series Fund, Inc. (each a "Portfolio," collectively the "Portfolios") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of April 30, 2009. Management is responsible for each of the Portfolio's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about each Portfolio's compliance based on our examination.
Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about each Portfolio's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 2009, and with respect to agreement of security purchases and sales, for the period from December 31, 2008 (the date of our last examination) through April 30, 2009:
1.	Confirmation of investments in mutual funds by the
transfer agent;
2.	Reconciliation of all such securities to the books and
records of each Portfolio and the Bank of New York (the
"Custodian");
3.	Confirmation of all repurchase agreements with
brokers/banks and agreement of underlying collateral with
Custodian records; and
4. 	Agreement of ten security purchases and ten security
sales or maturities from the books and records of each of the Portfolios to the transfer agent (fund house statements).
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on each Portfolio's compliance with specified requirements.
In our opinion, management's assertion that the Maxim Series Fund, Inc. complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2009 with respect to securities reflected in the investment accounts of each of the Portfolios is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Maxim Series Fund, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



August 7, 2009